EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

	Year Ended
	December 29, 2017	December 30, 2016	January 1, 2016	January 2, 2015	January 3, 2014
Earnings:
Income (loss) before income taxes	$21,827	$1,185	$(15,700)	$76,579	$48,838
Fixed Charges:
Interest expense	95,549	103,992	22,193	3,479	4,895
Discounts & debt issuance costs	10,911	7,278	11,320	773	6,366
Interest portion of rental expense	5,838	5,119	2,172	1,413	1,460
Total earnings and fixed charges	$134,125	$117,574	$19,985	$82,244	$61,559
Fixed Charges:
Interest expense	$95,549	$103,992	$22,193	$3,479	$4,895
Discounts & debt issuance costs	10,911	7,278	11,320	773	6,366
Interest portion of rental expense	5,838	5,119	2,172	1,413	1,460
Total fixed charges	$112,298	$116,389	$35,685	$5,665	$12,721
Ratio of earnings to fixed charges	1.2	1.0	0.6	14.5	4.8